Exhibit 99.1

Oncolytics Biotech® Appoints Deborah Brown to Board of Directors

CALGARY and SAN DIEGO, CA, Nov. 2, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company), a biotech company developing REOLYSIN®, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn 'cold' tumors 'hot', today announced the appointment of Deborah M. Brown, B.Sc., M.B.A., to Oncolytics' Board of Directors.

"Ms. Brown's wealth of experience in new product launches and market expansion will lend valuable insights as we progress REOLYSIN toward commercialization," said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "In addition to successfully leading the launch of a blockbuster drug in a new therapeutic category, Ms. Brown has experience in regulatory affairs, research and development and business development, which will support our clinical development programs and our pursuit of research collaborations and commercialization partnerships."

In addition to being a Management Consultant since 2014, Ms. Brown is currently a Managing Partner at Accelera Canada, a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Boards of Life Sciences Ontario, the Strategic Executive Advisory Council for Canadian Cancer Trials Group, and her local SPCA. Ms. Brown holds an MBA from University of Western Ontario's Ivey School of Business, an Hons B.Sc. from the University of Guelph and completed the Merck executive development programme at the University of Hong Kong, INSEAD and Northwestern University's Kellogg School of Management.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning 'cold' tumors 'hot' – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/02/c3832.html

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For further information: Investor Relations & Company Contact: Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact, Mark Corbae, Canale Communications, 619-849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 02-NOV-17